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                                                            Exhibit 99.(a)(1)(I)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated June 26, 2000, and the related Letter of Transmittal. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
by
Sun International Hotels Limited
Up to 5,000,000 Ordinary Shares at
$24.00 Net Per Share

Sun International Hotels Limited, an international corporation organized and existing under the laws of the Commonwealth of The Bahamas (the "Company"), is offering to purchase up to 5,000,000 of its ordinary shares, par value $0.001 per share ("Shares"), at a price of $24.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 26, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as may be amended from time to time, constitute the "Offer"). For purposes of the Offer, the Company shall be deemed to have accepted for payment (and thereby purchased), subject to proration, Shares validly tendered and not properly withdrawn when, as and if the Company gives oral or written notice to the Depositary of the Company's acceptance of such Shares for payment pursuant to the Offer. The Company reserves the right, in its sole discretion but subject to any applicable legal requirements, to purchase more than 5,000,000 Shares pursuant to the Offer but does not currently intend to do so. The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See
Section 11 of the Offer to Purchase. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, JULY 25, 2000, UNLESS THE OFFER IS EXTENDED.

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Neither the Company nor its Board of Directors makes any recommendation as to whether any stockholder should tender any or all of such stockholder's Shares pursuant to the Offer. Each stockholder must make such stockholder's own decision whether to tender Shares and, if so, how many Shares to tender.

The Company reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Sections 1 and 12 of the Offer to Purchase.

If the number of Shares properly tendered and not withdrawn before 5:00 P.M., New York City time, on Tuesday, July 25, 2000, or the latest time and date at which the Offer, if extended by the Company, shall expire (the "Expiration Date"), is greater than 5,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will accept for purchase all Shares properly tendered and not withdrawn before the Expiration Date on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional Shares). Holders of fewer than 100 Shares will be prorated with all other tendering stockholders. Except as otherwise provided in Section 4 of the Offer to Purchase, a tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by the Company, after 12:00 midnight, New York City time, on Monday, August 21, 2000. See
Section 4 of the Offer to Purchase.

For a withdrawal to be effective, the Depositary must timely receive (at one of its addresses set forth on the back cover of the Offer to Purchase) a written, telegraphic or facsimile transmission notice of withdrawal. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from the name of the person who tendered the Shares, the name of the registered holder of such Shares. If the certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase) (except in the case of Shares tendered by an Eligible Institution). If Shares have been delivered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must specify the name and number of the account at The Depository Trust Company ("DTC") and otherwise comply with the procedures of DTC. A withdrawal of a tender of Shares may not be rescinded, and Shares properly withdrawn shall thereafter be deemed to be not validly tendered for purposes of the Offer. Withdrawn Shares, however, may be retendered before the Expiration Date by again following any of the procedures described in Section 3 of the Offer to Purchase.

The Company is making the Offer because the management of the Company believes that the Company's financial position, outlook and current market conditions, and the lack of more attractive alternative uses of the Company's capital, make this an appropriate time for the Company to repurchase a portion of its outstanding Shares. See INTRODUCTION and Section 9 of the Offer to Purchase.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer. These documents are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust

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companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery or other tender offer materials may be directed to the Information Agent and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
77 Water Street, 20th Floor
New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 714-3312

The Dealer Managers for the Offer are:

      Bear, Stearns & Co. Inc.                Deutsche Banc Alex. Brown
      245 Park Avenue                         130 Liberty Street, 25th Floor
      New York, New York 10167                New York, New York 10006
      (877) 439-0508 (call toll free)         (212) 250-8321 (call collect)

June 26, 2000